Exhibit 99.1

DIGI POWER X TO ANNOUNCE 2025 Q2 FINANCIAL RESULTS ON AUGUST 14th

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 30, 2025 to its short form base shelf prospectus dated May 15, 2025.

Miami, FL – August 13, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), an innovative energy infrastructure company that develops cutting-edge data centers, plans to announce its financial results for the quarter ended June 30, 2025 after markets close on August 14, 2025.

In addition to its Q2 2025 interim financial results, the Company will also provide an update on its operations at that time.

About Digi Power X

Digi Power X is an innovative energy infrastructure company that develops data centers to drive the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Follow us on X: @DigipowerX

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about the Company’s expectations concerning the issuance of a patent in respect of the ARMS system, deployment of the NVIDIA Blackwell 200 GPUs and the timing for and impact of that deployment potential further improvements to profitability and efficiency across the Company’s operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: results of provisional utility patent application are uncertain and may not result as anticipated by Company, including the issuance of a nonprovisional utility patent, which may not occur on a timely basis or at all; delivery of equipment and implementation of systems may not occur on the timelines anticipated by the Company, or at all future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about, among other things, the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable law.